Jca

17006035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSI
SEC Washington, D.C. 20549
Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JAN 03 2017

Washington DC

SEC FILE NUMBER
8-21584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/16** (MM/DD/YY) AND ENDING **10/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wisconsin Discount Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7020 N Port Washington Rd
(No. and Street)

Milwaukee	**WI**	**53217**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim R. Webb **(678) 583-1120**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECEIVED
2016 JAN -4 PM 12:55
SEC / TM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

CS

OATH OR AFFIRMATION

I, **Jim R. Webb**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Wisconsin Discount Securities Corporation, as

of **October 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA A MACDONALD NOTARY PUBLIC MY COMMISSION EXPIRES 2/3/20 HENRY COUNTY, GEORGIA

Signature

Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WISCONSIN DISCOUNT SECURITIES CORPORATION
Financial Statements
For the Ten Month Period Ended
October 31, 2016
With
Independent Auditor's Report

WISCONSIN DISCOUNT SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2016

ASSETS

Cash in bank	$ 9,985
Clearing deposit	50,855
Due from Clearing Broker	15,945
Prepaid expenses	1,243
Property & equipment, net of accumulated depreciation of $84,137	0
Total assets	$ 78,028

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

LIABILITIES:	
Accrued payroll & taxes	8,967
Deferred taxes	2,558
Income taxes	12,500
Subordinated Debt	175,000
Total liabilities	199,025
STOCKHOLDER'S EQUITY (DEFICIT):	
Capital stock	5,000
Retained earnings (Deficit)	(125,997)
Total stockholder's equity (deficit)	(120,997)
Total liabilities and stockholder's equity	$ 78,028

The accompanying notes are an integral part of these financial statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION
STATEMENT OF OPERATIONS
For the Ten Months Ended October 31, 2016

REVENUES	
Commissions	$339,678
Service charges	10,176
Interest Income	30,582
	380,436
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	175,635
Occupancy costs	18,000
Communications	1,724
Interest	6,701
Clearance costs	78,425
Other operating expenses	69,656
	350,141
NET INCOME BEFORE INCOME TAXES	30,295
INCOME TAX EXPENSE	12,585
NET INCOME	17,710

The accompanying notes are an integral part of these financial statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Ten Months Ended October 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 17,710
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Decrease in due from clearing broker	10,707
Decrease in prepaid expenses	2,964
Decrease in loan receivable	77,329
Decrease in accounts payable, accrued expenses and other liabilities	(8,646)
Increase in accrued taxes payable	7,232
NET CASH PROVIDED BY OPERATING ACTIVITIES	107,296
CASH FLOWS FROM FINANCING ACTIVITES	
Dividends Paid	(119,448)
NET CASH USED BY FINANCING ACTIVITIES	(90,743)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(12,152)
CASH IN BANK:	
Beginning of period	22,137
End of period	$ 9,985

The accompanying notes are an integral part of these financial statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Ten Months Ended October 31, 2016

	Capital Stock	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2015	$ 5,000	$(325,000)	$ 300,741	$(19,259)
Net income			17,710	17,710
Retire of Treasury Stock		325,000	(325,000)	0
Dividends Paid			(119,448)	(119,448)
Balance, October 31, 2016	$ 5,000	$ 0	$ (125,997)	$(120,997)

The accompanying notes are an integral part of these financial statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Ten Months Ended October 31, 2016

Subordinated liabilities at January 1, 2016	$	175,000
Increases (decreases)		0
Subordinated liabilities at October 31, 2016	$	175,000

The accompanying notes are an integral part of these financial statements

WISCONSIN DISCOUNT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
October 31, 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Wisconsin in 1977. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold, or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Currently all assets are fully depreciated.

Income Taxes: Income taxes are computed based on income for financial reporting purposes. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The difference related principally to book income calculated using the accrual method of accounting and tax income calculated using the cash basis.

The Company has adopted the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income tax is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Due from Clearing Broker-Dealer: The receivable from the Company's clearing broker-dealer consists primarily of commissions' receivable from brokerage transactions.

WISCONSIN DISCOUNT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
October 31, 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liabilities Subordinated to Claims of General Creditors: The Company has borrowings under agreements which are subordinate to claims of general creditors. The details of this debt are as follows:

Payable to	Due Date	Interest Rate	
Officer	September 10, 2020	5%	50,000
Officer	February 28, 2019	5%	125,000
Balance at October 31, 2016			$175,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rules. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2016, the Company had net capital of $52,760, which was $47,760 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .41 to 1.0.

NOTE C – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the Customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentrations of Credit Risk: The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

WISCONSIN DISCOUNT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
October 31, 2016

NOTE D – CLEARING BROKER & CLEARING AGREEMENTS

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing broker-dealer holds a $50,000 deposit which earns interest at the money market rate.

NOTE E – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$11,038
Deferred income tax expense	1,547
Income tax expense	$12,585

The Company's current income tax expense differs from the amount computed by applying the combined federal and state income tax rates to the income before income taxes due to use of cash basis reporting for income tax purposes and non-deductible expenses.

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at October 31, 2016 relate primarily to the use of the cash basis of accounting for income tax reporting.

Deferred tax assets and liabilities as of October 31, 2016 consisted of the following:

Deferred tax liabilities arising from accrual to cash timing differences	$ 2,558
Net deferred tax liability	$ 2,558

NOTE F – LEASES AND RELATED PARTIES

The Company leased office premises during the period ended Ocober 31, 2016 pursuant to leases for which the commitments expired as of that date. Effective November 1, 2016 the Company leases office premises from an entity related to its new owner for $1,000 monthly for a term of one year.

SUPPLEMENTAL INFORMATION

SCHEDULE I
WISCONSIN DISCOUNT SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF OCTOBER 31, 2016

NET CAPITAL:

Total stockholder's equity (deficit)	$ (120,997)
Add: Subordinated borrowings	175,000
Total capital and subordinated borrowings	54,003
Less non-allowable assets:	
Prepaid expenses and deposits	(1,243)
Net capital	$ 52,760
Required minimum net capital	$ 5,000
Aggregate indebtedness – liabilities, less deferred taxes, and subordinated borrowing	$ 21,467
Required net capital based on aggregate indebtedness	$ 1,432
Excess net capital	$ 47,760
Ratio of aggregate indebtedness to net capital	.41 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF OCTOBER 31, 2016

Net Capital as reported in Part IIA of Form X-17A-5	$62,061
To Record additional revenues, net of clearing costs	28,705
To accrue additonal income taxes	9,300
To record additional dividends	(28,705)
Net Capital as computed above	$52,760

WISCONSIN DISCOUNT SECURITIES CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF OCTOBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF OCTOBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Wisconsin Discount Securities Corporation

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Wisconsin Discount Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wisconsin Discount Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Wisconsin Discount Securities Corporation stated that Wisconsin Discount Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Wisconsin Discount Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wisconsin Discount Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

December 29, 2016
Atlanta, GA

Rubio CPA, PC
RUBIO CPA, PC

WDSC
Wisconsin Discount Securities Corporation
YOUR LOCAL, PERSONAL DISCOUNT BROKER...SINCE 1977

BROKER DEALERS ANNUAL EXEMPTION REPORT

Wisconsin Discount Securities Corporation claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Wisconsin Discount Securities Corporation met the aformentioned exemption provisions throughout the most recent period ended October 31, 2016 without exemption.

Jim R. Webb
Owner/Managing Director
December 29, 2016

1600 PENNSYLVANIA AVENUE **MCDONOUGH, GA 30253**

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder of
Wisconsin Discount Securities Corporation

We have audited the accompanying financial statements of Wisconsin Discount Securities Corporation, which comprise the statement of financial condition as of October 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Wisconsin Discount Securities Corporation management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wisconsin Discount Securities Corporation as of October 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Wisconsin Discount Securities Corporation financial statements. The information is the responsibility of Wisconsin Discount Securities Corporation management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

December 29, 2016
Atlanta, Georgia

Rubio CPA, PC
RUBIO CPA, PC